Exhibit 99.1

Ellomay Capital Announces Additional Acquisition under the Agreement with Ludan and Entry by
Project Company into Loan Agreement

Acquires 51% of an Anaerobic Digestion Facility in the Netherlands with Expected Overall Capital Expenditure of Approximately Euro 8.5 Million

Tel-Aviv, Israel, May 4, 2017 – Ellomay Capital Ltd. (NYSE MKT; TASE: ELLO) ("Ellomay" or the "Company"), an emerging operator in the renewable energy and energy infrastructure sector, today announced the closing of its second investment in a Waste-to-Energy facility in The Netherlands pursuant to an agreement between Ellomay Luxemburg Holdings S.àr.l., the Company's wholly-owned subsidiary ("Ellomay Luxemburg") and Ludan Energy Overseas B.V. ("Ludan") (an indirectly wholly-owned subsidiary of Ludan Engineering Co. Ltd. (TASE: LUDN)).

Ellomay Luxemburg was issued 51% of the outstanding shares of the project company, Groen Gas Oude-Tonge B.V. ("Oude Tonge"), which is in the process of developing an anaerobic digestion plant, with a green gas production capacity of approximately 475 Nm3/h, in Oude Tonge, the Netherlands (the "Oude Tonge Project"). Subject to certain conditions, including the availability and price of the feedstock required to operate the facility, Oude Tonge currently expects that the Oude Tonge Project will produce biogas for the Netherlands grid of approximately 3.8 million m3 per year and will produce annual revenues of approximately Euro 3.4 million, which will be derived mainly from the subsidies granted for the sale of biogas to the grid.

On May 3, 2017, Oude Tonge entered into a loan agreement with Coöperatieve Rabobank U.A. ("Rabobank"), whereby Rabobank agreed to provide the following financing tranches to Oude Tonge: (i) two loans with principal amounts of Euro 3.15 million and Euro 1.7 million, each with a fixed annual interest rate of 3.1% for the first five years, for a period of 12.25 years, repayable in equal monthly installments commencing three months following the connection of the Oude Tonge Project's facility to the grid and (ii) an on-call credit facility of Euro 100,000 with variable interest. The Company expects that financial closing under the agreement with Rabobank will occur after registration of the securities required by Rabobank in connection with the loan.

The Oude Tonge Project executed an engineering, procurement and construction agreement with an affiliate of Ludan and is expected to enter into an operation and maintenance agreement with an affiliate of Ludan, both based on terms already agreed to by us and Ludan. It is estimated that the duration of the construction of the Oude Tonge Project shall be approximately one year and the expected overall capital expenditure in connection with the Oude Tonge Project are approximately Euro 8.5 million (approximately $9.3 million), including the financing mentioned above.

With respect to the first project executed with Ludan located in Goor, the Netherlands, the relevant project company currently expects that, subject to certain conditions, including the availability and price of the feedstock required to operate the facility, the project will produce approximately 3 million m3 biogas for the gas grid and approximately 5,600 MWh for the electricity grid per year and will produce annual revenues of approximately Euro 3.5 million,  which will be derived mainly from subsidies received for the sale of biogas and electricity to the grid.

Ran Fridrich, CEO and director of Ellomay, commented: "The execution of the loan agreement of the Oude Tonge Project is an important milestone for Ellomay, and the joint venture with our partners, Ludan Engineering. After closing the first joint venture project in Goor last December, which is now under construction, we are proud to reach another project finance agreement with the Oude Tonge project. We aim to act fast in Dutch biogas market, in order to maximize its potential before it becomes mature. The Dutch renewable energy market is expected to grow rapidly over the next years and Ellomay aims to become part of its success."

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE MKT, under the trading symbol "ELLO" and with the Tel Aviv Stock Exchange under the trading symbol "ELOM."  Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide. Ellomay (formerly Nur Macroprinters Ltd.) previously was a supplier of wide format and super-wide format digital printing systems and related products worldwide, and sold this business to Hewlett-Packard Company during 2008 for more than $100 million.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy and approximately 7.9MW of photovoltaic power plants in Spain;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel's largest private power plants with production capacity of approximately 850 MW, representing about 6%-8% of Israel's total current electricity consumption;

•
75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 340 MW pumped storage hydro power plant in the Manara Cliff, Israel;

•	51% of Groen Gas Goor B.V., a project company developing an anaerobic digestion plant, with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel's prominent businessmen and the former Chairman of Israel's leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay's dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay's controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company's management. All statements, other than statements of historical facts, included in this press release regarding the Company's plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company's forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, such as regulatory changes (prospective or retroactive), changes in demand, technical and other disruptions in the construction and operation of the project and changes in the availability and prices of feedstock. These and other risks and uncertainties associated with the Company's business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: miria@ellomay.com